07080403



LaBarge inc

2007 Annual Report
for the fiscal year ended July 1, 2007



PROCESSED
OCT 2 4 2007
THOMSON
FINANCIAL

RECD S.E.C.
OCT 1 5 2007
1086



Corporate Profile

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse markets. The company provides its customers with sophisticated electronic and electromechanical products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas.

Our Vision

We succeed by helping our customers succeed.

Our Mission

We create value for our stakeholders — customers, employees, investors and suppliers — by partnering with our customers to provide exceptional manufacturing solutions.



Statements contained herein relating to LaBarge, Inc., which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements involve risks and uncertainties. Future events and the company's actual results could differ materially from those contemplated by those forward-looking statements. For a summary of important factors that could cause the company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements, see page 20 of this annual report.

Contents

2 Letter to Our Stockholders and Employees

4 Our Key Priorities

8 The Growth Priority

19 Financial Report



Net Sales
(in millions)



Net Earnings Per Diluted Share



Year-End Backlog
(in millions)

LaBarge, Inc.

Financial Highlights

(in thousands, except per-share amounts)

	2007	CHANGE FY07 vs. FY06	2006	CHANGE FY06 vs. FY05	2005
Net sales	**$ 235,203**	**24%**	$ 190,089	4%	$ 182,294
Gross profit	**45,795**	**12%**	40,990	–	41,114
Operating income	**19,526**	**9%**	17,953	(1%)	18,135
Net earnings	**$ 11,343**	**17%**	$ 9,708	(11%)	$ 10,870
Diluted net earnings per share	**$ 0.71**	**18%**	$ 0.60	(12%)	$ 0.68
Average diluted common shares outstanding	**16,074**	**–**	16,102	1%	15,883
Stockholders' equity	**$ 76,410**	**18%**	$ 64,834	20%	$ 53,830
Total debt	**26,256**	**(37%)**	41,668	49%	27,916
Debt to equity	**34%**		64%		52%

To Our Stockholders and Employees:

Fiscal 2007 was an excellent year for LaBarge, Inc. Full-year sales, earnings per diluted share, bookings and backlog all set new company records, confirming the strength of our business and the vigor of our sales efforts. Strong cash flow allowed us to reduce debt by more than a third and bolster our balance sheet further, providing the financial foundation for investing in the business.

LaBarge enters fiscal 2008 in a solid competitive position. I believe this organization has the financial strength, operational resolve and management resources to achieve the company's growth objectives and tackle the challenges that inevitably come with growth.

A Report on Our Year

LaBarge achieved excellent growth in sales and earnings during fiscal 2007 and all of this growth was internally generated. Net sales climbed 24 percent to a record $235.2 million, compared with $190.1 million in fiscal 2006. Net earnings increased 17 percent to a record $11.3 million, or $0.71 per diluted share, compared with $9.7 million, or $.60 per diluted share, in the previous fiscal year.

LaBarge had more early-stage business in process during fiscal 2007 than is typical for us, which resulted in higher production costs and lower gross margins. Full-year gross margin came in at 19.5 percent in fiscal 2007, versus 21.6 percent the year before. We anticipate gross margin will improve gradually during fiscal 2008 as certain programs develop beyond early stage and we begin to reap the rewards of other operational measures instituted to improve overall productivity. We anticipate sales mix will also influence margin improvement during fiscal 2008.

In spite of significant top-line growth during the year, we did a good job of holding down selling, general and administrative expenses (SG&A). Full-year SG&A declined to 11 percent of sales, versus 12 percent in the previous year. In actual dollars, SG&A increased 14 percent from the year before, in contrast to the 24 percent increase in sales volume.

Operating activities provided net cash of $12.0 million in fiscal 2007, versus net cash used of $8.6 million in 2006. In fiscal 2007, approximately $5.2 million of cash was used for additions to properties, plant and equipment. Another $6.0 million was used to reduce debt. Also contributing to debt reduction were the proceeds of a real estate sale during the third fiscal quarter. Total debt ended the year at $26.3 million, down 37 percent from the previous fiscal year-end and representing the lowest level since before the 2004

◆ Craig LaBarge
Chief Executive Officer and President

"LaBarge enters fiscal 2008 in a solid competitive position. I believe the organization has the financial strength, operational resolve and management resources to achieve the company's growth objectives and tackle the challenges that inevitably come with growth."





Our Key Priorities

◆ Revenue expansion

We are vigorously pursuing top-line growth. We intend to achieve future revenue expansion by winning new programs and additional orders with existing customers, and securing new customers. We expect organic growth will be supplemented from time to time with strategic acquisitions.

◆ Operational excellence

We are committed to continuous improvement. We have ongoing initiatives to advance lean manufacturing and process improvements, increase the effectiveness of our new program introduction process, and improve inventory management. Excellence in these areas reinforces our competitive edge and enhances profitability.

◆ Profit margins

We are focused on optimizing profit margins. Influencing factors will include ongoing productivity initiatives, the mix of business and the concentration of early-stage programs at any given time.

◆ Customer satisfaction

We are dedicated to being our customers' preferred supplier. Our performance and commitment to customer satisfaction has earned us preferred status with all of our key customers. As their outsourcing needs evolve, we will continually ratchet up our capabilities in critical support areas, including engineering and program management.

◆ Employee development



We are investing in employee development. We fund employee education and skills training at all levels throughout the organization. These investments ensure that LaBarge remains a capable supplier, while securing and effectively executing on a growing base of business.



Stockholders' Equity
(in millions)



Total Debt
(in millions)



acquisition of our Pittsburgh, Pa., operation. Stockholders' equity at fiscal 2007 year-end climbed 18 percent from the previous fiscal year-end to $76.4 million, more than twice the level of five years earlier. We expect continued strong cash flow from operations in fiscal 2008, which we anticipate will be used to further reduce debt until such time as we find another suitable strategic acquisition.

The significant growth we experienced in fiscal 2007 was generated by increased shipments to customers in virtually every market sector.

The largest portion of fiscal 2007 net sales resulted from shipments on a variety of defense programs, accounting for 37 percent of full-year sales, compared with 40 percent in the previous year. Actual sales dollars from the defense market sector increased 15 percent in fiscal 2007, compared with the same period a year earlier.

Shipments to natural resources customers represented 24 percent of fiscal 2007 net sales versus 21 percent in fiscal 2006. Actual revenue dollars from this market sector were up 47 percent in fiscal 2007 versus a year earlier, the result of significant increases in shipments to both mining and oil-and-gas customers during fiscal 2007.

Shipments to industrial customers generated 16 percent of fiscal 2007 net revenues, compared with 18 percent in fiscal 2006. Actual sales dollars from the industrial market sector were up 10 percent in fiscal 2007 versus a year earlier, due largely to an increase in shipments to semiconductor customers.

Revenues from the government systems market sector represented 9 percent of fiscal 2007 net sales, versus 10 percent in the year-ago period. Actual sales dollars from this market were up 15 percent in fiscal 2007, the result of higher shipments related to a postal automation program that we essentially completed during the fiscal year.

Shipments to commercial aerospace customers were 8 percent of fiscal 2007 net revenues, compared with 5 percent in fiscal 2006. Actual sales dollars from the commercial aerospace market sector increased 81 percent in fiscal 2007 versus a year earlier, largely due to increased shipments to Eclipse Aviation Corporation for its new very light jet, christened the Eclipse 500.

The balance of fiscal 2007 full-year revenues was attributable to customers in other market sectors, including medical which represented 3 percent of fiscal 2007 sales, versus 2 percent a year earlier.

Comparison of Five-Year Cumulative Total Return



This graph compares the cumulative total stockholder return (stock price appreciation plus dividends) on LaBarge, Inc. Common Stock with that of the American Stock Exchange market value and a peer group for the period indicated.

The graph assumes $100 invested on June 30, 2002 in stock or index, including reinvestment of dividends and a fiscal year ended June 30.

The peer group is comprised of KeyTronic Corporation, SigmaTron International, Inc., Sparton Corporation, Suntron Corporation, Sypris Solutions, Inc., and Three-Five Systems, Inc.

A Year of Opportunity

During fiscal 2007, we made excellent strides in building a foundation for future growth by securing significant new business and developing a strong pipeline of future opportunities. Bookings of new and additional business were robust, with the largest contributions coming from the defense, natural resources and commercial aerospace market sectors. At fiscal year-end, our backlog of firm orders had reached a new high of $206.2 million, up 12 percent from $183.9 million a year earlier, and marking the eighth consecutive year we achieved year-end backlog increases.

Bookings from defense customers were up 10 percent in fiscal 2007 over the prior year, comprising new or follow-on business on a wide variety of military programs. Opportunities in the defense market sector remain solid and we expect that to continue.

In the natural resources market sector, fiscal 2007 bookings from oil-and-gas and mining customers were up 59 percent from the year before. We expect sales to oil-and-gas customers to remain strong in fiscal 2008, particularly with regard to tooling and systems used to optimize production. In the mining sector, we manufacture ruggedized electronic assemblies that are used in surface and underground mining applications. All current evidence indicates that business from this sector will remain very strong for the foreseeable future.

Fiscal 2007 bookings from the commercial aerospace sector more than tripled from fiscal 2006, primarily due to increased orders of cable assemblies for the Eclipse 500 very light jet.

Vernon Anderson Retires; William Bitner Named Vice President of Operations

After a 28-year career with LaBarge, Vernon Anderson, who served as vice president for the company's defense and government-focused operations, officially retired during the fiscal year. Vern began his career with LaBarge as a production manager and advanced into several manufacturing management positions before being named vice president, operations in 2002. I extend my personal thanks to Vern for the tenacity and tireless dedication he brought to his work and for the innumerable contributions he made to this organization over the years.

In February 2007, William Bitner was named vice president, operations for LaBarge's defense and government-focused

operations. Bill has more than 20 years experience with global companies in the electronics and electromechanical manufacturing arena, with extensive work in the defense and aerospace market sectors. Previously, Bill served as vice president and general manager of operations for Rolls Royce Aircraft Engines and also held a variety of operations management and quality engineering positions with Allied Signal Corp. His proven leadership in managing world-class manufacturing operations fits perfectly with LaBarge's commitment to providing high-quality electronics manufacturing services and with our dedication to continuous improvement. Bill was appointed a corporate officer by the board of directors in August 2007.

Robert Chapman Resigns from Board of Directors

During fiscal 2007, Robert Chapman resigned from LaBarge's board of directors, citing increasing professional demands in his role as chairman of the board and CEO for Barry-Wehmiller Companies, Inc. I extend my appreciation to Bob for his eight years of service as a director.

Outlook

Looking forward, business conditions are currently very strong and we anticipate fiscal 2008 will be another record year for LaBarge. Our long-term business outlook remains very positive based on the continued strength of current backlog and the solid pipeline of new business opportunities in most of the markets we serve.

On behalf of the entire management team, please accept my personal thanks for your continued interest in and support of LaBarge.



Craig E. LaBarge
Chief Executive Officer and President
August 31, 2007



◆ The Joint Standoff Weapon (JSOW) is a new generation glide weapon that uses global positioning satellite information to find its target and ensure a fighter's survival during combat.

A Specialized Niche

Our very focused niche differentiates LaBarge within the large and fragmented EMS industry.

◆ *High complexity* — We specialize in producing high-quality electronic and electromechanical assemblies and systems that must work the first time and every time, typically in demanding environments.

◆ *High rate of change* — It's not unusual for the electronic assemblies we make to undergo numerous engineering changes before and during the production process.

◆ *Low production volumes* — Production runs typically range from the single digits to hundreds of units, reflecting the very specialized end uses for which we manufacture.



◆ LaBarge manufactures a variety of cables and harnesses that send electronic data signals throughout the revolutionary JSOW missile system, as well as cables used to test the system's functionality.



capabilities. We are a full-service provider, offering capabilities ranging from complex wiring harnesses and interconnect systems to printed circuit card assemblies to higher-level electronic and electromechanical systems. We also have extensive capabilities integrating components and subsystems into complete electronic systems.

The work we do at LaBarge bears very little resemblance to the low-cost, offshore manufacturing often associated with contract manufacturing and outsourcing. We currently do all of our manufacturing in the United States because the high complexity and frequency of change typical in what we manufacture are not compatible with offshore production. There are no highly automated, high-volume production lines at LaBarge. In addition, the outsourcing of complex, low-volume, high-reliability electronics like those produced by LaBarge is in its early stages, unlike the more mature practice of outsourcing production of consumer-oriented products like personal computers and cell phones.

We believe LaBarge is well positioned within our niche, providing us with strong growth opportunities.

The Discipline of Diverse Markets

LaBarge's revenues come from customers who do business in diverse markets, including defense, commercial aerospace, natural resources, industrial, government systems and medical. What they have in common is their need

for a manufacturing partner with specialized, yet broad-based, production capabilities, plus value-added services like engineering support, program management and system integration.

Our diverse market approach is strategic to our business. It provides balance and increased stability, helping to insulate the company from downturns in any single industry. We will continue to emphasize a diverse mix of business as we move forward.

Targeting High-Opportunity Areas

DEFENSE

Bookings from defense customers were up 10 percent in fiscal 2007 over the prior year, reflecting new or follow-on business on a wide variety of military programs. Some of LaBarge's longest standing relationships are in the defense market sector where the company's reputation for producing high-reliability electronics has earned it preferred supplier status with many defense prime contractors and a place supporting all classes of military programs. We expect the current momentum in the defense sector to sustain strong order and shipment activity during fiscal 2008. This will be driven, in part, by the need to replace and repair equipment that is suffering extreme wear and tear from combat in the desert environments of Iraq and Afghanistan.

During fiscal 2008, we will continue our involvement on a variety of critical defense programs, including the JSOW (Joint Standoff Weapon), Black Hawk helicopter, F-22 Raptor and Bradley Fighting Vehicle.

LaBarge provides high-reliability cables and wiring harnesses for the JSOW program, a family of low-cost, highly lethal weapons that can engage a wide spectrum of targets over a range of threat environments. The new generation glide





◆ (ABOVE) The technologically advanced Bradley Fighting Vehicle is equipped with a 360-degree turret, automatic dual target tracking and digital information displays. LaBarge has produced an Ethernet Switch Unit for Bradley Combat Systems vehicles since 2001.

◆ (TOP LEFT) LaBarge began working on the JSOW program in 2005 after winning a multiyear contract from The Raytheon Company. The contract has an anticipated total value of $24 million and will continue production of the program at LaBarge through 2012.

◆ (BOTTOM LEFT) LaBarge operators use computer-assisted test technology to increase the speed and accuracy of the inspection process performed on complex cables and wiring harnesses the company manufactures for the JSOW program.

weapon uses global positioning satellite information to find its target and ensure a fighter's survival during combat. LaBarge began working on the JSOW program in 2005 after winning a multiyear contract from The Raytheon Company. The contract has an anticipated total value of $24 million and will continue production of the program at LaBarge through 2012.

LaBarge also continues to support the Black Hawk helicopter program through contracts with Sikorsky Aircraft Corp. and its subcontractor Kaman Aerospace Corp. We began production on the program in 2005 and currently build wiring harnesses, printed circuit card assemblies and sensor assemblies for various models of the UH-60 Black Hawk, HH-60L Medevac and MH-60S Seahawk. The Black Hawk has become the world's leading multi-mission helicopter, providing troop transport, medical evacuation, electronic warfare, command and control, attack, assault support, and special operations. During fiscal 2007, we announced additional contract awards exceeding $7 million to continue our involvement on the Black Hawk program.

Following fiscal 2007 year-end, we learned the F-22 Raptor aircraft will continue to contribute to LaBarge's revenues into fiscal 2008 and beyond. The F-22 is widely regarded as the most advanced fighter in the world, designed to establish air dominance at the onset of a conflict. The stealth aircraft is built to penetrate enemy airspace undetected and achieve a first-look, first-kill capability against multiple targets. LaBarge has manufactured for the F-22 program since 2002. We build fiber optic backplane assemblies for the aircraft's common integrated processor.

LaBarge also provides high-reliability electronics for a variety of military land programs, including the Bradley Fighting Vehicle. We began producing the Ethernet Switch Unit (ESU)







◆ (ABOVE) LaBarge provides turnkey manufacturing services for all of Modular Mining Systems' printed circuit cards, box-level assemblies and electronic systems. The company's products range from fully automated total mine management and control systems for surface applications to mining control, monitoring, and identification systems for underground mines.

◆ (TOP RIGHT) Manufacturing activity for mining customers intensified during fiscal 2007. Revenues from the mining sector grew 67 percent from the year before, fueled by increasing demand and expanded customer relationships.

◆ (BOTTOM RIGHT) LaBarge also provides customers in the oil-and-gas sector with downhole tools and other capital equipment used primarily in the production and production enhancement areas of their business. Sales to oil-and-gas customers grew 36 percent in fiscal 2007 from the year before.



◆ ([illegible]) LaBarge is the exclusive manufacturer of electronic hardware for Modular Mining, a unit of Komatsu, Ltd. and the market share leader in providing powerful information management solutions for both open pit and underground mining worldwide.



◆ The electronic assemblies and systems LaBarge manufactures for Modular Mining are made to be tough enough to work reliably in the most adverse conditions, including extreme temperature, vibration and moisture.

for Bradley Combat Systems vehicles in 2001. The Bradley A3 vehicle is a technologically advanced, highly mobile fighting system that provides digital information displays for the commander, driver and squad leader. It fulfills critical infantry, cavalry, fire support, battle command, and engineer roles for the Army's heavy brigades. The ESU functions as a router and a switch, forwarding data to devices operated by the vehicle's local area network. A $2.4 million contract awarded to LaBarge by BAE Systems during fiscal 2007 will continue our production on the program through early 2009.

NATURAL RESOURCES

Activity with customers in the natural resources market sector was very strong during fiscal 2007. Bookings of new business were up 59 percent from the year before, driven by increased demand from customers in the oil-and-gas and mining industries. The natural resources market sector is currently very strong and all indications are that our business in this area will remain robust for the foreseeable future.

During fiscal 2008, we anticipate a continuation of our involvement on a variety of new and ongoing sophisticated natural resources programs. We believe demand will remain high for ruggedized electronics used in critical oil-and-gas applications, particularly those designed to optimize production. For many years, LaBarge has built a host of electronic tools and other capital

Broad-Based Capabilities

We are a full-service provider. LaBarge's broad-based, specialized capabilities are a competitive advantage and unique among EMS companies our size.

◆ Our manufacturing capabilities range from complex wiring harnesses and interconnect systems to printed circuit card assemblies to higher-level electronic assemblies.

◆ Services such as design and engineering support, program management, system integration and testing set us apart from many contract manufacturers with more limited repertoires.

◆ An important part of our strategy is to continually look for opportunities to move into higher-end products with our existing customers.



◆ (RIGHT) LaBarge provides wiring harnesses for the Atlas V rocket, Lockheed Martin's most advanced launch vehicle. Because of the high temperature during liftoff, we wrap many of the cables in special heat-resistant covering.





◆ LaBarge manufactures more than 80 different wiring harnesses for the Atlas V rocket which, since its debut in August 2002, has achieved 100 percent mission success in launches.

Diverse Market Approach

Our diverse market approach is strategic to our business. It provides balance and increased stability, helping to insulate the company from downturns in any single industry.

Fiscal 2007 Net Sales by Market



- Defense 37%
- Commercial Aerospace 8%
- Government Systems 9%
- Natural Resources 24%
- Industrial 16%
- Medical 3%
- Other 3%



equipment for this industry, most notably for Schlumberger, Ltd., a leading provider to the global petroleum industry.

Equally important to LaBarge going forward is production of electronic equipment for surface and underground mining applications. In fiscal 2007, revenues from this sector grew 67 percent from the year before, fueled by increasing demand and expanded customer relationships. LaBarge provides turnkey manufacturing services for printed circuit cards, box-level assemblies and electronic systems for major players in the mining sector, such as Modular Mining Systems and Joy Mining Machinery. A new customer to LaBarge five years ago, Modular Mining was one of LaBarge's five largest customers in fiscal 2007.

COMMERCIAL AEROSPACE

Although the commercial aerospace market sector contributed only 8 percent of fiscal 2007 net revenues, a growing backlog should translate to a larger contribution in the future. Fiscal 2007 bookings from the commercial aerospace sector more than tripled from fiscal 2006, primarily due to increased orders of cable assemblies for the Eclipse 500 very light jet.

LaBarge is manufacturing more than 80 different wiring harnesses for the Eclipse 500, a new category of aircraft designed by Eclipse Aviation to provide aircraft owners with the performance and safety of a twin-engine, jet-powered

airplane at the lowest cost of ownership ever achieved in a jet aircraft. During fiscal 2007, LaBarge announced $15 million in additional orders that will continue production on the program through at least 2008.

INDUSTRIAL

Bookings from the industrial market sector increased 3 percent from the previous year, largely due to a multiyear agreement with O-I (Owens-Illinois, Inc.) to expand LaBarge's role in sourcing and producing electromechanical equipment for O-I's glass container fabrication systems. Production began on the new work late in fiscal 2007 and will continue to ramp up throughout fiscal 2008.

Since announcing the expanded outsourcing agreement in the first quarter of fiscal 2007, some aspects have changed. It took considerably longer than originally anticipated to transition the work from O-I to LaBarge, delaying our receipt of orders and the commencement of production. In addition, we now predict first-year orders, which were initially expected to be in the neighborhood of $30 million, will be slightly less than that, while the first-year revenue stream is expected to be approximately half the value of first-year orders.







◆ (ABOVE) LaBarge is building more than 80 different sophisticated wiring harnesses for the Eclipse 500 aircraft. The harnesses will direct critical functions in many of the aircraft's state-of-the-art electronic systems, including those responsible for fuel monitoring, landing gear, and engine and cockpit functionality.

◆ (TOP LEFT) The Eclipse 500 is a new category of aircraft designed by Eclipse Aviation to provide owners with the performance and safety of a twin-engine, jet-powered plane at the lowest cost of ownership ever achieved in a jet aircraft. Eclipse Aviation is using innovative manufacturing processes, digital electronics and advance propulsion systems to create the revolutionary aircraft.

◆ (BOTTOM LEFT) To meet the customer's aggressive production schedule, LaBarge employees have found innovative ways to manufacture and fully test wiring harnesses. Eclipse is able to install the harnesses on the aircraft straight from the box.

Focus on Productivity and Operational Effectiveness

We realize continuous improvement must be the foundation for LaBarge's future growth. Despite having what we consider to be a defendable niche, we take the increasingly competitive climate in the EMS marketplace very seriously.

Underway at LaBarge are several internal initiatives aimed at improving manufacturing efficiencies, increasing the effectiveness of the new program introduction process, reducing costs and enhancing profitability. Among the most important are lean manufacturing and Six Sigma. To support our commitment to continuous improvement, we have created a new position, director of operational excellence, to direct LaBarge's efforts in these and other process improvement disciplines from a strategic level.

Our supply chain initiative also remains an important priority as we seek to optimize the range of bidding opportunities on which we can be competitive. A centralized sourcing function is allowing us to enhance our position by increasing our purchasing power in the marketplace, reducing costs and improving turnaround time to customers when quoting new business opportunities.

In addition, we continue to make strides in developing new tools to give our people better and faster access to information they need to do their jobs. And, in anticipation of future growth, we will be fortifying our companywide production planning processes to safeguard our shipping performance, production efficiencies and cash flow.



◆ (ABOVE) LaBarge offers extensive in-house testing capabilities to our customers, supported by well-trained employees, the latest technology, and modern equipment.

◆ (TOP RIGHT) This tiny lamp and lens provide bright, white, shadow-free light when assembled by LaBarge into a solid-state procedure headlight used by physicians and veterinarians.

◆ (BOTTOM RIGHT) LaBarge manufactures high-reliability printed circuit board assemblies for a new, state-of-the-art medical system that allows ophthalmologists to conduct microincision cataract surgery.



◆ (LEFT) LaBarge manufactures much of the sophisticated automated equipment that O-I uses to produce and inspect glass containers. O-I is the largest manufacturer of glass containers in the world, has more than 100 manufacturing plants on five continents and employs nearly 30,000 people.



◆ LaBarge-built printed circuit boards and other assemblies support many facets of O-I's glass container manufacturing processes, including container forming and automated inspection.

Established Customer Relationships

We build long-term relationships with blue-chip customers. Our reputation for producing high-complexity, high-reliability electronics has earned LaBarge preferred supplier status with all of its key customers.

◆ Eight of our 12 largest customers in fiscal 2007 have been customers for at least 10 years. All of the top 12 are leaders in their respective industries. Seven belong to the Fortune 500.

◆ Our customers are generally large original equipment manufacturers (OEMs) that are interested in focusing on their own core competencies, boosting efficiencies and reducing costs through outsourcing.

Achieving Sustainable Growth and Profitability

LaBarge has a clear strategy to achieve sustainable, long-term growth. The strategy's primary component is to drive continual internal growth by winning increasingly larger pieces of compatible business. We have a focused sales effort that concentrates resources on identifying and securing more and larger business opportunities from our existing customers, as well as identifying new customers with significant business to outsource.

The second component of our strategy is to supplement our internal growth with strategic acquisitions — specifically, well-run companies that do business within our niche, and that will bring with them new or expanded customer relationships or capabilities. Although we did not complete an acquisition in fiscal 2007, we remain optimistic that our disciplined efforts will ultimately yield high-quality acquisition opportunities. In the meantime, we will continue to focus on growing our existing operations by pursuing additional and larger opportunities within our blue-chip customer base, as well as cultivating new customers.





Financial Report

19 Selected Financial Data

20 Management's Discussion and Analysis

25 Consolidated Statements of Income

26 Consolidated Balance Sheets

27 Consolidated Statements of Cash Flows

28 Consolidated Statements of Stockholders' Equity

29 Notes to Consolidated Financial Statements

43 *Management's Report on Internal Control Over Financial Reporting*

43 Reports of Independent Registered Public Accounting Firm

Selected Financial Data

(in thousands, except per-share amounts)

	YEAR ENDED				
	JULY 1, 2007	**JULY 2, 2006**	**JULY 3, 2005**	**JUNE 27, 2004**	**JUNE 29, 2003**
Net sales	**$ 235,203**	$ 190,089	$ 182,294	$ 131,510	$ 102,901
Pretax earnings from continuing operations	**17,999**	15,964	16,865	11,503	5,076
Net earnings from continuing operations	**11,343**	9,708	10,870	6,971	3,319
Discontinued operations:					
Loss from operations, net of taxes	—	—	—	(114)	(859)
Gain (loss) on disposal, net of taxes	—	—	—	12	(212)
Net earnings	**$ 11,343**	$ 9,708	$ 10,870	$ 6,869	$ 2,248
Basic earnings (loss) per share:					
Net earnings from continuing operations	**$ 0.75**	$ 0.64	$ 0.72	$ 0.47	$ 0.22
Net loss from discontinued operations	—	—	—	(0.01)	(0.07)
Basic net earnings per share	**$ 0.75**	$ 0.64	$ 0.72	$ 0.46	$ 0.15
Diluted earnings (loss) per share:					
Net earnings from continuing operations	**$ 0.71**	$ 0.60	$ 0.68	$ 0.45	$ 0.22
Net loss from discontinued operations	—	—	—	(0.01)	(0.07)
Diluted net earnings per share	**$ 0.71**	$ 0.60	$ 0.68	$ 0.44	$ 0.15
Total assets	**$ 142,582**	$ 140,350	$ 119,937	$ 117,958	$ 67,162
Long-term debt	**11,431**	22,193	21,605	26,270	6,669

No cash dividends have been paid during the aforementioned periods.

The Company's interest in the Network Technologies Group was reported as a discontinued operation. Accordingly, the operating results of the Network Technologies Group for fiscal years 2003 and 2004 are reported as discontinued operations.

The Company acquired substantially all of the assets of Pinnacle Electronics LLC in fiscal year 2004.

Stock Price and Cash Dividends: LaBarge, Inc.'s Common Stock is listed on the American Stock Exchange, under the trading symbol of "LB." The following table indicates the quarterly high and low sale prices for the stock for the fiscal years 2007 and 2006, as reported by the American Stock Exchange.

FISCAL 2007	HIGH	LOW	FISCAL 2006	HIGH	LOW
July - September 2006	**$13.94**	**$ 9.89**	July - September 2005	$22.00	$12.02
October - December 2006	**14.00**	**10.06**	October - December 2005	15.15	12.80
January - March 2007	**13.78**	**12.20**	January - March 2006	17.76	13.90
April - June 2007	**13.82**	**11.04**	April - June 2006	16.43	10.68

Holders: As of August 30, 2007, there were 2,016 holders of record of LaBarge, Inc.'s Common Stock.

Dividend Policy: The Company has paid no cash dividends on its Common Stock. The Company currently anticipates that it will retain any future earnings for the development, operation and expansion of its business and for possible acquisitions, and does not intend to pay cash dividends in the foreseeable future.

Forward-Looking Statements

Certain sections of this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue," or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities, and the adequacy of our available cash resources. These statements may be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Legal Proceedings." Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions as discussed in Item 1A, "Risk Factors of this Annual Report on Form 10-K."

Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Unless otherwise required by law, the Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Overview

The Company designs, engineers and produces sophisticated electronic and electromechanical systems and devices, and complex interconnect systems on a contract basis for its customers. The Company markets its services to companies in technology-driven industries desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperature, and severe shock and vibration. Customers do business in a variety of markets with significant revenues from customers in the defense, government systems, aerospace, natural resources, industrial and other commercial markets. Engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania.

Results of Operations: Fiscal 2007-2006-2005

Backlog

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2007 vs. 2006	2007	2006	2005
Backlog	$ 22,340	**$ 206,209**	$ 183,869	$ 164,926

The growth in backlog is the result of a sales and marketing effort that focuses on matching the Company's core competencies and the application of those competencies to the outsourcing needs of targeted large customers in a variety of industries. Approximately $55.1 million of the backlog at fiscal 2007 year-end is scheduled to ship beyond the next 12 months pursuant to the shipment schedules contained in those contracts. This compares with $38.9 million at fiscal year-end 2006.

Continued strength in the majority of the Company's markets, plus the record backlog at July 1, 2007, contribute to the Company's expectation for higher sales in fiscal 2008.

Net Sales

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2007 vs. 2006	2007	2006	2005
Net sales	$45,114	**$ 235,203**	$ 190,089	$ 182,294

LaBarge provided cables and electronic assemblies for a variety of defense applications including aircraft, radar systems and shipboard programs. The primary contributors to the 23.7% increase in sales in fiscal year 2007 were: (i) shipments to defense customers, which generated sales of $87.3 million in fiscal 2007, versus $75.8 million in 2006 and $81.2 million in fiscal 2005; and (ii) shipments of capital equipment to natural resources customers, including downhole tools and industrial mining equipment, representing $57.3 million of sales versus $38.9 million in fiscal 2006 and $35.1 million in fiscal 2005.

In addition, shipments to the industrial market sector were $36.8 million in fiscal 2007 versus $33.5 million in fiscal 2006 and $34.6 million in fiscal 2005. Shipments to the government systems market were $21.6 million in fiscal 2007, compared with $18.7 million in fiscal 2006 and $7.6 million in fiscal 2005. Shipments to commercial aerospace customers were $18.2 million in fiscal 2007, versus $10.1 million in fiscal 2006 and $9.9 million in fiscal 2005.

Sales to the Company's 10 largest customers represented 70% of total revenue in fiscal 2007 versus 69% in fiscal 2006 and 72% in fiscal 2005. The Company's top three customers for fiscal 2007 represented 12.9%, 9.7% and 9.6% of total sales.

Gross Profit

(dollars in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2007 vs. 2006	2007	2006	2005
Gross profit	$ 4,805	**$ 45,795**	$ 40,990	$ 41,114
Gross margin	(2.1) points	**19.5%**	21.6%	22.6%

The gross profit margin for fiscal 2007 decreased by 2.1 points from fiscal 2006. The Company's gross profit margin has ranged from 20% to 23% in recent years. During the fiscal year ended July 1, 2007, the gross margin declined due in large part to higher than anticipated labor and material costs on certain early-stage contracts that will not be fully recoverable from our customers and start-up expenses on a significant new contract in the industrial market sector. In addition, the Company recorded costs of $738,000 to account for the actual and anticipated loss on current and future shipments on one particular program.

Changes are being made in operations to address these difficulties. Action plans on each of the affected jobs have been developed and are being implemented. These plans include specific steps to: reduce recurring labor hours and mitigate material price increases; eliminate excessive scrap; and, where appropriate, renegotiate contract prices. It is the Company's expectation that the Company's gross margin will remain below our typical range in the short-term while these plans are being implemented.

Gross profit margins vary significantly from contract to contract. The gross profit margin for any particular quarter or year will reflect the mix of contract revenue in that period.

Selling and Administrative Expense

(dollars in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2007 vs. 2006	2007	2006	2005
Selling and administrative expense	$3,232	**$ 26,269**	$ 23,037	$ 22,979
Percent of sales	(0.9) point	**11.2%**	12.1%	12.6%

Selling and administrative expense in fiscal 2007 increased due to higher salaries and wages ($1.2 million) as a result of increased head count and wage inflation; higher accrued incentive compensation expense ($1.5 million); sales commissions on higher sales levels ($363,000); and increased professional fees ($200,000).

Selling and administrative expense in fiscal 2006 increased modestly from 2005 due to higher salaries ($1.1 million), the cost associated with SFAS No. 123R ($600,000); offset by a decline in incentive compensation ($1.8 million).

Interest Expense

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2007 vs. 2006	2007	2006	2005
Interest expense	$158	**$ 2,241**	$ 2,083	$ 1,747

Interest expense increased in both fiscal years 2007 and 2006 over prior periods due to higher average debt levels to finance higher average levels of working capital primarily inventory and higher average interest rates.

Income Tax Expense

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2007 vs. 2006	2007	2006	2005
Income tax expense	$ 400	**$ 6,656**	$ 6,256	$ 5,995

The effective income tax rate for fiscal 2007 was 37%, compared with 39% and 36% in fiscal years 2006 and 2005, respectively. The income tax provision for fiscal year 2006 was higher due to additional Sub Part F income from the Company's investment in an offshore captive insurance company.

Net Earnings and Earnings Per Share
(in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	2007	2006	2005
Net earnings	**$ 11,343**	$ 9,708	$ 10,870
Basic net earnings per share	**$ 0.75**	$ 0.64	$ 0.72
Diluted net earnings per share	**$ 0.71**	$ 0.60	$ 0.68

Fiscal years 2007 and 2006 included 52 weeks of operations, compared with 53 weeks in fiscal 2005.

(in thousands)

	FISCAL YEAR ENDED		
	2007	2006	2005
Average common shares outstanding – basic	**15,143**	15,156	15,013
Dilutive options and restricted shares	**904**	946	870
Adjusted average common shares outstanding – diluted	**16,047**	16,102	15,883

All outstanding stock options and nonvested restricted shares at July 1, 2007, July 2, 2006 and July 3, 2005 were dilutive. The options expire in various periods through 2014. The restricted shares vest over the next two fiscal years. The Company had awarded certain key executives performance units tied to the Company's fiscal year 2007 financial performance. The compensation expense related to these awards is recognized quarterly and, as the performance condition had been met at July 1, 2007, 108,084 shares are included in Company's dilutive shares figure.

Liquidity Capital Resources

The following shows LaBarge's equity and total debt positions:

Stockholders' Equity and Debt
(in thousands)

	FISCAL YEAR ENDED	
	2007	2006
Stockholders' equity	**$ 76,410**	$ 64,834
Debt	**26,256**	41,668

The Company's operations generated $11.9 million of cash in fiscal 2007, compared with a use of $8.6 million in fiscal 2006. Net change in advance payments from customers was a use of $3.0 million in fiscal 2007 and a use of $7.1 million in fiscal 2006. The increase in accounts and notes receivable was a use of cash of $500,000 in fiscal 2007 and $6.4 million in fiscal 2006, although days sales outstanding decreased in fiscal 2007. Increases in inventories used cash of $5.9 million and $12.5 million, respectively, in fiscal 2007 and 2006; while inventory turns were 3.2 times in fiscal 2007, compared with 3.1 times in fiscal 2006. The significant increase in accounts receivable and inventory were major contributors to the negative cash flow from operations in fiscal 2006.

Investing activities, primarily the proceeds from the sale of real estate offset by capital expenditures, generated $3.6 million in fiscal 2007. Currently, the Company's total debt-to-equity ratio is 0.34 to 1 versus 0.64 to 1 at the end of fiscal 2006.

Overall, management believes availability of funds going forward from cash generated from operations and available bank credit facilities should be sufficient to support the planned operations and capital expenditures of the Company's business for the next two fiscal years.

The following shows LaBarge's contractual obligations as of July 1, 2007:

(in thousands)

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt and capital lease obligations	$ 11,431	$ 6,300	$ 4,830	$ 301	$ —
Operating lease obligations	12,994	2,918	4,650	2,585	2,841
Total	$ 24,425	$ 9,218	$ 9,480	$ 2,886	$ 2,841

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. The Company believes there is a likelihood that

materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior management discusses the accounting policies described below with the Audit Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company's consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of our significant accounting policies that are more fully described in the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2007.

Revenue Recognition and Cost of Sales

Revenue is generally recognized when title transfers, which is usually upon shipment. On a very limited number of contracts, at a customer's request, the Company will recognize revenue when ownership passes. As of July 1, 2007, July 2, 2006 and July 3, 2005, the Company has recognized revenue under these arrangements of $2.2 million, $2.4 million, and $2.0 million, respectively. The Company recognizes revenue for storage and other related services as the services are provided.

The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

During fiscal year 2007, the Company entered into a new significant agreement with an industrial customer to manufacture and supply certain parts. Under FASB's Emerging Issues Task Force ("EITF") No. 99-19," "Reporting Revenue Gross as a Principle versus Net as an Agent," the cost of the supplied parts will be netted against the invoice price to determine Net Sales. In fiscal year 2008, the Company anticipates revenues recognized under this contract could approach or exceed $10.0 million.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. In addition, management regularly reviews inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended July 1, 2007 and July 2, 2006, expense for obsolete or slow-moving inventory charged to income before income taxes was $1.3 million and $919,000, respectively.

Goodwill and Other Intangibles

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the fourth quarter of 2007, the Company completed its annual impairment test and determined that estimates of fair value are reasonable. Different assumptions regarding such factors as sales levels and price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation Number 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more likely than not recognition threshold at the effective date of FIN 48 may be recognized, or continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not anticipate the adoption of FIN 48 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (i.e., observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (i.e., unobservable inputs). SFAS No. 157 becomes effective for the Company in its fiscal year ending June 28, 2009. The Company is currently evaluating the impact of the provisions of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). This addresses only endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. In an endorsement split-dollar arrangement, the employer owns and controls the policy, and the employer and an employee split the insurance policy's cash surrender value and/or death benefits.

The EITF consensus would require that the deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer and that the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits would be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance.

If ratified, EITF 06-4 will become effective for the Company in its fiscal year ending June 28, 2009. The Company is currently evaluating the impact of the provisions of EITF 06-04 on its consolidated financial statements.

In September 2006, the FASB's EITF reached a consensus on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance–Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance," ("EITF 06-5"). This consensus explains how to determine the amount that could be realized from a life insurance contract, which is the measurement amount for the asset in accordance with Technical Bulletin 85-4. The consensus would require policyholders to determine the amount that could be realized under a life insurance contract assuming individual policies are surrendered.

If ratified, EITF 06-5 will become effective for the Company in its fiscal year ending June 29, 2008. The Company is currently evaluating the impact of EITF 06-5 on its consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per-share amounts)

	YEAR ENDED		
	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Net sales	**$ 235,203**	$ 190,089	$ 182,294
Cost and expenses:			
Cost of sales	**189,408**	149,099	141,180
Selling and administrative expense	**26,269**	23,037	22,979
Interest expense	**2,241**	2,083	1,747
Other income, net	**(714)**	(94)	(477)
Earnings before income taxes	**17,999**	15,964	16,865
Income tax expense	**6,656**	6,256	5,995
Net earnings	**$ 11,343**	$ 9,708	$ 10,870
Basic net earnings per common share:			
Basic net earnings	**$ 0.75**	$ 0.64	$ 0.72
Average common shares outstanding	**15,143**	15,156	15,013
Diluted net earnings per share:			
Diluted net earnings	**$ 0.71**	$ 0.60	$ 0.68
Average diluted common shares outstanding	**16,047**	16,102	15,883

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share amounts)

	JULY 1, 2007	JULY 2, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 392	$ 947
Accounts and other receivables, net	30,204	29,759
Inventories	59,717	53,819
Prepaid expenses	2,333	1,743
Deferred tax assets, net	1,822	1,395
Total current assets	94,468	87,663
Property, plant and equipment, net	16,269	20,453
Intangible assets, net	2,282	2,743
Goodwill, net	24,292	24,292
Deferred tax asset, net	499	—
Other assets, net	4,772	5,199
Total assets	$ 142,582	$ 140,350
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 14,825	$ 19,475
Current maturities of long-term debt	6,300	5,791
Trade accounts payable	18,643	15,714
Accrued employee compensation	10,837	7,783
Other accrued liabilities	2,321	1,961
Cash advances	3,613	5,395
Total current liabilities	56,539	56,119
Long-term advances from customers for purchase of materials	1,590	2,760
Deferred gain on sale of real estate and other liabilities	2,912	—
Deferred tax liabilities, net	—	235
Long-term debt	5,131	16,402
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at July 1, 2007 and at July 2, 2006, including shares in treasury	158	158
Additional paid-in capital	16,174	15,185
Retained earnings	63,774	52,431
Less cost of common stock in treasury, shares of 506,704 at July 1, 2007 and 606,262 at July 2, 2006	(3,696)	(2,940)
Total stockholders' equity	76,410	64,834
Total liabilities and stockholders' equity	$ 142,582	$ 140,350

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	YEAR ENDED		
	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Cash flows from operating activities:			
Net earnings	$ 11,343	$ 9,708	$ 10,870
Adjustments to reconcile net cash provided by operating activities:			
Gain on sale of real estate	(635)	—	—
Amortization of deferred gain on sale of real estate	(133)	—	—
Loss on disposal of property, plant and equipment	—	13	16
Depreciation and amortization	5,030	4,588	4,302
Stock-based compensation	1,076	1,452	—
Other than temporary impairment of investment	179	181	415
Impairment of fixed assets	—	—	137
Realized gain (loss) on sale of investment	—	(30)	—
Deferred taxes	(1,161)	(519)	200
Other	—	(20)	—
Changes in assets and liabilities, net of acquisitions:			
Accounts and notes receivable, net	(465)	(6,368)	(1,036)
Inventories	(5,898)	(12,477)	(1,140)
Prepaid expenses	(590)	(769)	(120)
Trade accounts payable	2,749	5,390	(2,473)
Accrued liabilities	3,408	(2,580)	1,087
Advance payments	(2,952)	(7,144)	1,065
Net cash provided (used) by operating activities	11,951	(8,575)	13,323
Cash flows from investing activities:			
Additions to property, plant and equipment	(5,220)	(3,997)	(3,166)
Proceeds from disposal of property and equipment and other assets	25	62	2
Additions to other assets and intangibles	(1,069)	(588)	(846)
Proceeds from sale of securities available for sale	—	89	—
Proceeds from sale of real estate	9,550	—	—
Proceeds from surrender of insurance policy	306	—	—
Net cash provided (used) by investing activities	3,592	(4,434)	(4,010)
Cash flows from financing activities:			
Borrowings on revolving credit facility	69,575	82,350	55,000
Payments of revolving credit facility	(74,225)	(64,525)	(60,400)
Excess tax benefits from disqualifying stock options	405	184	—
Payments of long-term debt	(11,020)	(4,737)	(4,419)
Borrowings of long-term debt	258	—	—
Issuance of treasury stock	1,121	756	551
Purchase of treasury stock	(2,212)	(892)	(76)
Additional capital contribution by shareholder	—	—	58
Net cash (used) provided by financing activities	(16,098)	13,136	(9,286)
Net (decrease) increase in cash and cash equivalents	(555)	127	27
Cash and cash equivalents at beginning of year	947	820	793
Cash and cash equivalents at end of period	$ 392	$ 947	$ 820
Non-cash transactions:			
Increase in capital lease obligations	$ 8	$ 664	$ —

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)

	YEAR ENDED		
	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	**$ 158**	$ 158	$ 158
Common stock, end of year	**158**	158	158
Paid-in capital, beginning of year	**15,185**	13,722	13,462
Additional capital contribution from shareholder	—	—	58
Stock compensation programs	**989**	1,463	202
Paid-in capital, end of year	**16,174**	15,185	13,722
Retained earnings, beginning of year	**52,431**	42,723	31,853
Net earnings for the year	**11,343**	9,708	10,870
Retained earnings, end of year	**63,774**	52,431	42,723
Accumulated other comprehensive (loss), beginning of year	—	—	157
Other comprehensive income (loss)	—	—	(157)
Accumulated other comprehensive income (loss), end of year	—	—	—
Treasury stock, beginning of year	**(2,940)**	(2,773)	(3,046)
Acquisition of treasury stock	**(2,212)**	(892)	(76)
Issuance of treasury stock	**1,607**	725	349
Forfeiture of restricted shares	**(151)**	—	—
Treasury stock, end of year	**(3,696)**	(2,940)	(2,773)
Total stockholders' equity	**$ 76,410**	$ 64,834	$ 53,830
COMPREHENSIVE INCOME			
Net earnings	**$ 11,343**	$ 9,708	$ 10,870
Other comprehensive income (loss):			
Change in fair value of securities held for sale	—	—	(157)
Total comprehensive income	**$ 11,343**	$ 9,708	$ 10,713
COMMON SHARES			
Common stock, beginning of year	**15,773,253**	15,773,253	15,773,253
Common stock, shares outstanding, end of year	**15,773,253**	15,773,253	15,773,253
TREASURY SHARES			
Treasury stock, beginning of year	**(606,262)**	(723,345)	(808,754)
Acquisition of shares	**(194,010)**	(68,033)	(6,315)
Issuance of shares	**293,568**	185,116	91,724
Treasury stock, end of year	**(506,704)**	(606,262)	(723,345)

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

The Company manufactures and assists in the design and engineering of sophisticated electronic and electromechanical systems and devices, and complex interconnect systems on a contract basis for its customers in diverse markets.

Our contract manufacturing capabilities are marketed to companies desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperature, severe shock and vibration. The Company serves customers in the defense, aerospace, natural resources, industrial and other commercial markets. The group's engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania.

Principles of Consolidation

The consolidated financial statements include the accounts of LaBarge, Inc. and its wholly-owned subsidiaries. Investments in less-than-20%-owned companies are accounted for at cost.

Accounting Period

The Company uses a fiscal year ending the Sunday closest to June 30; each fiscal quarter period is 13 weeks. Fiscal years 2007 and 2006 consisted of 52 weeks, compared with 53 weeks in fiscal year 2005.

Segment Reporting Policy

The Company reports its operations as one segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition and Cost of Sales

Revenue is generally recognized when title transfers, which is usually upon shipment. On a very limited number of contracts, at the customers' request, the Company will recognize revenue when ownership passes. As of July 1, 2007, July 2, 2006 and July 3, 2005, the Company has recognized revenue under these arrangements of $2.2 million, $2.4 million, and $2.0 million, respectively. The Company recognizes revenue for storage and other related services as the services are provided.

The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

During fiscal year 2007, the Company entered into a new significant agreement with an industrial customer to manufacture and supply certain parts. Under FASB's Emerging Issues Task Force ("EITF") No. 99-19," "Reporting Revenue Gross as a Principle versus Net as an Agent," the cost of the supplied parts will be netted against the invoice price to determine Net Sales.

Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that management estimates are uncollectable. This estimated allowance is based primarily on management's evaluation of the financial condition of the Company's customers.

Inventories

Inventories are valued at the lower of cost or market. In addition, management regularly reviews inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company procures materials and manufactures products to customer requirements. Raw materials are stated at the lower of cost or market as determined by the weighted average cost method.

Work in process consists of actual production costs, including factory overhead and tooling costs, reduced by costs attributable to units for which sales have been recognized. Such costs under contracts are determined by the average cost method based on the estimated average cost of all units expected to be produced under the contract. Inventories relating to long-term contracts are classified as current assets although a portion of the inventory is not expected to be realized within one year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has considered future taxable income analyses and feasible tax planning strategies in assessing the need for the valuation allowance. Should the Company determine that it would not be able to recognize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made.

Goodwill and Other Intangibles

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the fourth quarter of 2007, the Company completed its annual impairment test and determined that estimates of fair value are reasonable. Different assumptions regarding such factors as sales levels and price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

Fair Value of Financial Instruments

The Company considered the carrying amounts of cash and cash equivalents, securities and other, including accounts receivable and accounts payable to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the long-term debt agreements and determined that carrying amounts recorded on the financial statement are consistent with the estimated fair value as of July 1, 2007.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and includes additions and improvements which extend the remaining useful life of the assets. Depreciation is computed on the straight-line method.

Cash Equivalents

The Company considers cash equivalents to be temporary investments which are readily convertible to cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of less than three months.

Cash Advances

The Company receives cash advances from customers under certain contracts. Cash advances are usually liquidated over the period of product deliveries.

Employee Benefit Plans

The Company has a contributory savings plan covering certain employees. The Company expenses all plan costs as incurred.

The Company offers a non-qualified deferred compensation program to certain key employees whereby they may defer a portion of their annual compensation for payment upon retirement plus a guaranteed return. The program is unfunded; however, the Company purchases Company-owned life insurance contracts through which the Company will recover a portion of its cost upon the death of the employee.

The Company also offers an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes an expense for the 15% discount.

Stock-Based Compensation

Effective July 4, 2005, the Company adopted SFAS "Share-Based Payment" ("SFAS No. 123R"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB No. 25. SFAS No. 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior-period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods. SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

Prior to fiscal 2006, the Company applied the intrinsic value-based method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, in accounting for stock options and share units granted under these programs. Under the intrinsic value-based method, no compensation expense was recognized if the exercise price of the Company's employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, prior to fiscal year 2006, no compensation cost was recognized in the accompanying consolidated statements of income on stock options granted to employees, since all options granted under the Company's share incentive programs had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant.

During the fiscal year ended July 1, 2007 and July 2, 2006, the Company was notified that shares issued upon the exercise of incentive stock options ("ISOs") were sold prior to being held by the employee for 12 months. These disqualifying dispositions resulted in an excess tax benefit for the Company. Since the ISOs vested prior to adoption of SFAS No. 123R, the entire tax benefit of $95,000 for fiscal year 2007 and $184,000 for fiscal year 2006 was recorded as an increase to additional paid-in capital.

For the fiscal year ended July 1, 2007, total stock-based compensation was $1.2 million ($733,000 after tax), equivalent to earnings per basic and diluted share of $0.05. For the fiscal year ended July 2, 2006, total stock-based compensation was $1.5 million ($902,000 after tax) equivalent to earnings per basic and diluted share of $0.06.

For the fiscal year ended July 1, 2007, stock-based compensation attributable to the adoption of SFAS No. 123R was $61,000 ($37,000 after tax), equivalent to earnings per basic and diluted share of $0.00. For the fiscal year ended July 2, 2006, stock-based compensation attributable to the adoption of SFAS No. 123R was $629,000 ($391,000 after tax) equivalent to earnings per basic and diluted share of $0.02.

As of July 1, 2007 and July 2, 2006, the total unrecognized compensation, included in selling administrative expense, related to nonvested awards, including stock options and performance units, was $1.2 million pretax and the period over which it is expected to be recognized is approximately 1.7 and 1.6 years, respectively.

The following table illustrates the effect on net income and earnings per share as if SFAS No. 123R had been applied to all outstanding awards for the years ended July 1, 2007, July 2, 2006 and July 3, 2005:

(in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JULY 1, 2007	**JULY 2, 2006**	**JULY 3, 2005**
Net earnings, as reported	**$ 11,343**	$ 9,708	$ 10,870
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**733**	902	124
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	**(733)**	(902)	(1,021)
Pro forma net earnings	**$ 11,343**	$ 9,708	$ 9,973
Net earnings per share:			
Basic – as reported	**$ 0.75**	$ 0.64	$ 0.72
Basic – pro forma	**0.75**	0.64	0.66
Diluted – as reported	**$ 0.71**	$ 0.60	$ 0.68
Diluted – pro forma	**0.71**	0.60	0.63

No stock options were issued in the years ended July 1, 2007 and July 2, 2006.

The Company has a program to award performance units tied to financial performance to certain key executives. The awards have a three-year performance period and compensation expense is recognized over three years. Included in diluted shares at July 1, 2007 were 108,084 shares as the performance condition for fiscal year 2007 had been met. The Company issued 79,693 shares related to the fiscal year 2006 performance and recognized related compensation in fiscal 2007 and 2006. The Company issued 56,251 shares related to the fiscal year 2005 award and related compensation expense was recognized in fiscal years 2007, 2006 and 2005.

All stock options were granted at prices not less than fair market value of the common stock at the grant date. The fair value of stock options granted in fiscal year 2005 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.8%; expected dividend yield of 0%; expected life of six years; and expected volatility of 66.5%.

All stock options outstanding at July 1, 2007, July 2, 2006 and July 3, 2005 were dilutive and included in the computation of diluted earnings per share. These options expire in various periods through 2014.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation Number 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more likely than not recognition threshold at the effective date of FIN 48 may be recognized, or continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not anticipate the adoption of FIN 48 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (i.e., observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (i.e., unobservable inputs). SFAS No. 157 becomes effective for the Company in its fiscal year ending June 30, 2009. The Company is currently evaluating the impact of the provisions of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). This addresses only endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. In an endorsement split-dollar arrangement, the employer owns and controls the policy, and the employer and an employee split the insurance policy's cash surrender value and/or death benefits.

The EITF consensus would require that the deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer and that the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits would be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance.

If ratified, EITF 06-4 will become effective for the Company in its fiscal year ending June 30, 2009. The Company is currently evaluating the impact of the provisions of EITF 06-04 on its consolidated financial statements.

In September 2006, the FASB's EITF reached a consensus on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance–Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, *Accounting for Purchases of Life Insurance*," ("EITF 06-5"). This consensus explains how to determine the amount that could be realized from a life insurance contract, which is the measurement amount for the asset in accordance with Technical Bulletin 85-4. The consensus would require policyholders to determine the amount that could be realized under a life insurance contract assuming individual policies are surrendered.

If ratified, EITF 06-5 will become effective for the Company in its fiscal year ending June 29, 2008. The Company is currently evaluating the impact of EITF 06-5 on its consolidated financial statements.

2. Gross and Net Sales

Gross and net sales consist of the following:

(in thousands)

	FISCAL YEAR ENDED		
	JULY 1, 2007	**JULY 2, 2006**	**JULY 3, 2005**
Gross sales	**$ 236,414**	$ 191,305	$ 182,863
Less sales discounts	**1,211**	1,216	569
Net sales	**$235,203**	$ 190,089	$ 182,294

Geographic Information

The Company has no sales offices or facilities outside of the United States. Sales for exports did not exceed 10% of total sales in any fiscal year.

Customer Information

Customers accounting for more than 10% of net sales for the years ended July 1, 2007, July 2, 2006 and July 3, 2005 were as follows:

CUSTOMER	2007	2006	2005
1	**13%**	12%	11%
2	**10**	12	11
3	**10**	11	10

3. Accounts and Other Receivables

Accounts and other receivables consist of the following:

(in thousands)

	FISCAL YEAR ENDED	
	JULY 1, 2007	**JULY 2, 2006**
Billed shipments, net of progress payments	**$ 30,042**	$ 28,886
Less allowance for doubtful accounts	**214**	174
Trade receivables, net	**29,828**	28,712
Other current receivables	**376**	1,047
	$ 30,204	$ 29,759

Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date. Such payments are recognized as revenue when the completed units are shipped.

At July 1, 2007, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $4.4 million (15%), $2.5 million (8%), and $2.3 million (8%). This compares with $4.9 million (17%), $2.4 million (8%), and $2.1 million (7%) at July 2, 2006.

Included in other current receivables at July 2, 2006 was $885,000 related to a contractually guaranteed reimbursement for a manufacturing feasibility study.

Allowance for Doubtful Accounts

This account represents amounts that may be uncollectible in future periods.

(in thousands)

FISCAL YEAR	BALANCE BEGINNING OF PERIOD	ADDITIONS/ (RECOVERIES) CHARGED TO EXPENSE	DEDUCTIONS	BALANCE END OF PERIOD
2005	$ 369	$ (38)	$ 5	$ 326
2006	326	(65)	87	174
2007	**174**	**76**	**36**	**214**

4. Inventories

Inventories consist of the following:

(in thousands)

	JULY 1, 2007	**JULY 2, 2006**
Raw materials	**$ 39,369**	$ 35,889
Work in progress	**20,348**	17,930
	$ 59,717	$ 53,819

In accordance with contractual agreements, the U.S.Government has a security interest in inventories identified with contracts for which progress payments have been received.

For the fiscal years ended July 1, 2007, July 2, 2006, and July 3, 2005, expense for obsolete or slow moving inventory charged to income before income taxes was $1.3 million, $0.9 million, and $1.0 million, respectively.

5. Property, Plant, and Equipment

Property, plant and equipment is summarized as follows:

(dollars in thousands)

	JULY 1, 2007	JULY 2, 2006	ESTIMATED USEFUL LIFE IN YEARS
Land	$ 68	$ 2,458	—
Building and improvements	4,353	9,090	3 - 40
Leasehold improvements	3,810	3,838	2 - 15
Machinery and equipment	26,731	23,755	2 - 16
Furniture and fixtures	2,165	1,947	3 - 16
Computer equipment	3,008	2,583	3
Construction in progress	896	220	—
	41,031	43,891	
Less accumulated depreciation	24,762	23,438	
	$ 16,269	$ 20,453	

Depreciation expense was $3.8 million, $3.3 million and $3.2 million for the fiscal years ended July 1, 2007, July 2, 2006 and July 3, 2005, respectively.

6. Intangible Assets, Net

Intangible assets, net, are summarized as follows:

(in thousands)

	JULY 1, 2007	JULY 2, 2006
Software	$ 3,830	$ 3,228
Less accumulated amortization	3,043	2,661
Net software	787	567
Customer list	3,400	3,400
Less accumulated amortization	1,918	1,351
Net customer list	1,482	2,049
Other, net	13	127
	$ 2,282	$ 2,743

Intangibles are amortized over a three-to-six-year period. Amortization expense was $1.2 million, $1.2 million and $1.1 million for the fiscal years ended July 1, 2007, July 2, 2006 and July 3, 2005, respectively.

The Company anticipates that amortization expense will approximate $1.1 million for fiscal year 2008, $1.1 million for fiscal year 2009, $900,000 for fiscal year 2010, $500,000 for fiscal year 2011 and $500,000 for fiscal year 2012.

7. Goodwill

Goodwill is summarized as follows:

(in thousands)

	JULY 1, 2007	JULY 2, 2006
Goodwill	$ 24,492	$ 24,492
Less accumulated amortization	200	200
Net goodwill	$ 24,292	$ 24,292

There were no changes in the carrying amount of goodwill for the period ended July 1, 2007.

8. Other Assets

Other assets is summarized as follows:

(in thousands)

	JULY 1, 2007	JULY 2, 2006
Cash value of life insurance	$ 4,390	$ 4,285
Deposits, licenses and other, net	154	390
Securities held for sale	85	264
Deferred financing costs, net	108	173
Other	35	87
	$ 4,772	$ 5,199

The Company's investment in securities held for sale of $85,000 at July 1, 2007, consists of 1.6 million shares of Norwood Abbey Ltd. This investment is the result of shares and options acquired as a partial settlement of a note receivable. In the year ended July 1, 2007, the Company took an other-than-temporary write-down on the 1.6 million shares of $179,000.

In the fiscal year ended July 2, 2006, the Company sold 210,000 Norwood Abbey shares at a pretax gain of $30,000. In addition, an other-than-temporary write-down of the remaining 1.6 million shares occurred in the fiscal year ended July 2, 2006, resulting in the recognition of $181,000 pretax expense ($112,000 after tax).

9. Sale-Leaseback Transaction

On March 22, 2007, the Company sold its headquarters building complex for $9.6 million. Simultaneously, the Company entered into a six-year lease with the building's new owner. The lease on the building qualifies as an operating lease. LaBarge's continuing involvement is more than a minor part, but less than substantially all of the use of the property. The gain on the transaction was $3.5 million. The profit on the sale, in excess of the present value of the minimum lease payments over the lease term, is $635,000 pretax ($391,000 after tax) and is recorded as a gain in other

income in the year ended July 1, 2007. The remainder of the gain will be amortized over the six years of the lease as a reduction in rent expense. Of this amount, $133,000 was recognized in the fiscal year ended July 1, 2007.

The obligations for future minimum lease payments as of July 1, 2007, and the amortization of the remaining deferred gain is:

(in thousands)

FISCAL YEAR	MINIMUM LEASE PAYMENTS	DEFERRED GAIN AMORTIZATION	NET RENTAL EXPENSE
2008	$ 603	$ (481)	$ 122
2009	603	(481)	122
2010	603	(481)	122
2011	603	(481)	122
2012	603	(481)	122
Thereafter	435	(346)	89

10. Short- and Long-Term Obligations

Short-term borrowings, long-term debt and the current maturities of long-term debt consist of the following:

(dollars in thousands)

	JULY 1, 2007	JULY 2, 2006
Short-term borrowings:		
Revolving credit agreement:		
Balance at year-end	**$ 14,825**	$ 19,475
Interest rate at year-end	**6.91%**	7.28%
Average amount of short-term borrowings outstanding during period	**$ 13,486**	$ 8,729
Average interest rate for fiscal year	**7.29%**	6.85%
Maximum short-term borrowings at any month-end	**$ 16,675**	$ 19,475
Senior long-term debt:		
Senior lender:		
Term loan	**$ 10,500**	$ 15,750
Mortgage loan	**—**	5,483
Other	**931**	960
Total senior long-term debt	**11,431**	22,193
Less current maturities	**6,300**	5,791
Long-term debt, less current maturities	**$ 5,131**	$ 16,402

The average interest rate was computed by dividing the sum of daily interest costs by the sum of the daily borrowings for the respective periods.

Total net cash payments for interest in fiscal years 2007, 2006 and 2005 were $2.1 million, $1.9 million and $1.6 million, respectively.

The Company entered into a senior loan agreement on February 17, 2004, which was last amended in December 2006. The Company incurred $330,000 of financing costs that have been deferred and will be amortized over a period beginning May 2004 and ending February 2009. At July 1, 2007, the unamortized amount was $108,000.

Senior Lender:

The Company entered into a senior secured loan agreement with a group of banks on February 17, 2004. The following is a summary of the agreement:

- A revolving credit facility, up to $30.0 million, available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of July 1, 2007, outstanding loans under the revolving credit facility were $14.8 million; letters of credit outstanding were $1.3 million; and, $13.9 million was available. This credit facility matures on February 17, 2009.
- A $25.0 million term loan amortized beginning May 2004, at a quarterly rate of $1.0 million, increased to $1.25 million in May 2006 and increased to $1.5 million in May 2007. Final maturity is February 2009. As of July 1, 2007, the amount outstanding was $10.5 million.
- On April 15, 2004, the Company entered into an Interest Rate Cap Agreement with a bank. This Cap Agreement capped the Company's exposure to increases in LIBOR at 4% for a period of three years on a notional amount beginning at $24.0 million and amortizing on a schedule that matches amortization of the $25.0 million term loan dated February 17, 2004. As a result of this Cap Agreement, for the twelve months ended July 1, 2007, interest expense was reduced by $127,000. This Cap Agreement expired in February 2007.
- Interest on both loans is calculated at a percentage of prime or a stated rate over LIBOR based on certain ratios. For the fiscal year ended July 1, 2007, the average rate, including the effect of the interest rate cap, was approximately 6.04%.
- Both loans are secured by substantially all the assets of the Company other than real estate.

- Covenants and performance criteria consist of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, EBITDA in relation to fixed charges and minimum net worth. The Company was in compliance with its borrowing agreement covenants as of July 1, 2007.

Other Long-Term Debt:

Other long-term debt includes capital lease agreements with outstanding balances totaling $470,000 at July 1, 2007 and $587,000 at July 2, 2006.

The aggregate maturities of long-term obligations are as follows:

(in thousands)

FISCAL YEAR	
2008	$ 6,300
2009	4,684
2010	146
2011	51
2012	250
Total	$ 11,431

11. Related Party Transactions

During the year ended July 3, 2005, a shareholder, holding more than 10% of the Company's outstanding shares, sold shares of LaBarge Common Stock in transactions deemed to be short-swing sales. Under Section 16(b) of the Securities Exchange Act of 1934, the shareholder was required to disgorge to the Company the profits realized from the stock sale in the amount of approximately $58,000. The Company accounted for the cash receipt as a contribution from a shareholder and reflected the proceeds as an increase to additional paid-in capital in its financial statements. Proceeds from this sale did not affect the Company's consolidated statement of income.

12. Operating Leases

The Company operates certain of its manufacturing facilities in leased premises and with leased equipment under noncancellable operating lease agreements having an initial term of more than one year and expiring at various dates through 2020.

Rental expense under operating leases is as follows:

(in thousands)

	FISCAL YEAR ENDED		
	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Initial term of more than one year	**$ 2,526**	$ 2,121	$ 2,098
Deferred gain on sale leaseback	**(133)**	—	—
Short-term rentals	**44**	143	89
	$ 2,437	$ 2,264	$ 2,187

At July 1, 2007, the future minimum lease payments under operating leases with initial noncancellable terms in excess of one year are as follows:

(in thousands)

FISCAL YEAR	
2008	$ 2,918
2009	2,402
2010	2,248
2011	1,515
2012	1,070
Thereafter	$ 2,841

The $2.8 million thereafter relates to obligations under long-term facility leases in Huntsville, Arkansas, and Houston, Texas.

13. Employee Benefit Plans

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 60% of their compensation, with the Company matching 50% of the first $25 per month and 25% of the excess on the first 8% of this contribution. During fiscal 2007, 2006 and 2005, Company matching contributions were $456,000, $449,000, $428,000, respectively.

At the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the plan. There were no such contributions for fiscal 2007, 2006 and 2005.

The Company has a deferred compensation plan for selected employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the contributory savings plan. This plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and the Company guarantees an interest rate of between prime and prime plus 2%. To support the deferred compensation plan, the Company may elect to purchase Company-owned life insurance. The increase in the cash value of the life insurance policies exceeded the premiums paid by $85,000, $79,000 and $73,000 in fiscal years 2007, 2006 and 2005, respectively. The cash surrender value of the Company-owned life insurance related to deferred compensation is included in other assets along with other policies owned by the Company, and was $1.5 million at July 1, 2007, compared with $1.4 million at July 2, 2006. The liability for the deferred compensation and interest thereon is included in accrued employee compensation and was $4.3 million at July 1, 2007, compared with $3.7 million at July 2, 2006.

The Company has an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. For the year ended July 1, 2007, 26,481 shares were purchased in the aggregate amount of $325,000, for which the Company recognized expense of approximately $70,000. For the year ended July 2, 2006, 21,690 shares were purchased in the aggregate amount of $325,000, for which the Company recognized expense of approximately $55,000. For the year ended July 3, 2005, 27,469 shares were purchased in the aggregate amount of $278,000, of which the Company recognized expense of approximately $113,000.

14. Other Income, Net

The components of other income, net, are as follows:

(in thousands)

	FISCAL YEAR ENDED		
	JULY 1, 2007	**JULY 2, 2006**	**JULY 3, 2005**
Interest income	**$ 83**	$ 7	$ 10
Property rental income	**646**	835	1,039
Property rental expense	**(447)**	(603)	(640)
Gain on sale of real estate	**635**		
Other, net	**(203)**	(145)	68
	$ 714	$ 94	$ 477

On March 22, 2007, the Company sold its headquarters building complex for $9.6 million. Simultaneously, the Company entered into a six-year lease with the building's new owner. The lease on the building qualifies as an operating lease. LaBarge's continuing involvement is more than a minor part, but less than substantially all of the use of the property. The gain on the transaction was $3.5 million. The profit on the sale, in excess of the present value of the minimum lease payments over the lease term, is $635,000 pretax ($391,000 after tax) and is recorded as a gain in other income in the fiscal year ended July 1, 2007. The remainder of the gain will be amortized over the six years of the lease as a reduction in rent expense. Of this amount, $133,000 was recognized in the fiscal year ended July 1, 2007.

For the year ended July 1, 2007, Other, net includes a $179,000 other-than-temporary impairment of the Company's investment in Norwood Abbey (see Note 8).

For the year ended July 2, 2006, Other, net includes a $181,000 other-than-temporary impairment of the Company's investment in Norwood Abbey, offset by a realized $30,000 gain on the sale of 210,000 shares of Norwood Abbey.

For the year ended July 3, 2005, Other, net includes a $415,000 other-than-temporary impairment of the Company's investment tin Norwood Abbey (see Note 9), offset by a $385,000 gain on a lease termination fee and $56,000 receipt of a death benefit under a life insurance benefit program.

15. Income Taxes

Total income tax expense (benefit) was allocated as follows:

(in thousands)

	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Current:			
U.S. Federal	**$ 6,728**	$ 5,716	$ 4,889
State and Local	**1,089**	1,059	902
Total	**$ 7,817**	$ 6,775	$ 5,791
Deferred:			
U.S. Federal	**$ (950)**	$ (469)	$ 185
State and Local	**(211)**	(50)	19
Total	**$ (1,161)**	$ (519)	$ 204
Income tax expense from continuing operations:			
U.S. Federal	**$ 5,778**	$ 5,247	$ 5,074
State and Local	**878**	1,009	921
Total	**$ 6,656**	$ 6,256	$ 5,995

Income tax expense (benefit) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 35% as a result of the following:

(in thousands)

	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Computed "expected" tax expense	**$ 6,300**	$ 5,587	$ 5,903
Increase (reduction) in income taxes resulting from:			
Federal tax credit-current year	**(30)**	(55)	(81)
Tax exposure adjustment	**(151)**	(99)	(245)
State and local tax, net	**655**	622	599
Other	**(118)**	201	(181)
Total	**$ 6,656**	$ 6,256	$ 5,995

The Company regularly reviews its potential tax liabilities for tax years subject to audit.

In October 2004, the American Jobs Creation Act of 2004 was signed into law. The new law phases out the Extraterritorial Income Exclusion ("EIE") benefit, phases in a new deduction on U.S. manufacturing income, and allows the repatriation of undistributed foreign earnings at a reduced rate in 2005 subject to certain limitations. Due to the fact that the Company's fiscal and tax year began on June 28, 2004, the new law did not materially impact the Company's fiscal year 2005 provision. The only impact on the Company's provision was a slight reduction in the EIE benefit earned in the last six months of fiscal year 2005. The Company has no foreign earnings to repatriate and the new manufacturing deductions did not become effective for the Company until fiscal year 2006. In fiscal years 2007 and 2006, the new law resulted in a reduction of $187,000 and $185,000, respectively, in the tax provision.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in thousands)

	JULY 1, 2007	JULY 2, 2006
Deferred tax assets:		
Inventories due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory valuation provisions	**$ 818**	$ 657
Gain on sale-leaseback transaction	**1,059**	—
Deferred compensation	**2,254**	2,005
Loss reserves on long-term contracts	**279**	298
Accrued vacation	**382**	440
Other-than-temporary impairment of asset—held for sale	**263**	197
Other	**159**	67
Total gross deferred tax assets	**$ 5,214**	$ 3,664
Deferred tax liabilities:		
Goodwill and intangibles, due to Pinnacle acquisition	**$ (1,560)**	$ (1,121)
Property, plant and equipment, principally due to differences in depreciation methods	**(1,286)**	(1,278)
Other	**(47)**	(105)
Total gross deferred tax liabilities	**$(2,893)**	$ (2,504)
Net deferred tax assets	**$ 2,321**	$ 1,160

A valuation allowance is provided, if necessary, to reduce the deferred tax assets to a level, which, more likely than not, will be realized. The net deferred tax assets reflect management's belief that it is more likely than not that future operating results will generate sufficient taxable income to realize the deferred tax assets.

Total cash payments for federal and state income taxes were $7.7 million for fiscal 2007, $8.0 million for fiscal 2006 and $5.9 million for fiscal 2005.

16. Earnings Per Share

Basic and diluted earnings per share are computed as follows:

(in thousands, except per-share amounts)

	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Net earnings	**$ 11,343**	$ 9,708	$10,870
Basic net earnings per share	**$ 0.75**	$ 0.64	$ 0.72
Diluted net earnings per share	**$ 0.71**	$ 0.60	$ 0.68

Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are calculated using the weighted average number of shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive share options and performance units by using the treasury stock method.

(in thousands)

	JULY 1, 2007	JULY 2, 2006	JULY 3, 2005
Average shares outstanding – basic	**15,143**	15,156	15,013
Dilutive options and performance units	**904**	946	870
Adjusted average shares outstanding – diluted	**16,047**	16,102	15,883

17. Stock Programs

The Company has established the 1993 Incentive Stock Option Plan, the 1995 Incentive Stock Option Plan, and the 1999 Non-Qualified Stock Option Plan (collectively, the "Plans"). The Plans provide for the issuance of up to 2,200,000 shares to be granted in the form of stock-based awards to key employees of the Company. In addition, pursuant to the 2004 Long Term Incentive Plan ("LTIP"), the Company provides for the issuance of up to 850,000 shares to be granted in the form of stock-based awards to certain key employees and nonemployee directors. The Company may satisfy the awards upon exercise with either new or treasury shares. The Company's stock compensation awards outstanding at July 1, 2007 include stock options, restricted stock and performance units.

Also, the Company has an Employee Stock Purchase Plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes as expense the difference between the price the employee pays and the market price of the stock on the last day of the quarter.

For the fiscal years ended July 1, 2007 and July 2, 2006, stock-based compensation attributable to the adoption of SFAS No. 123R was $61,000 ($37,000 after tax) and $629,000 ($391,000 after tax), respectively, equivalent to both earnings per basic and diluted share of $0.00 and $0.02, respectively.

As of July 1, 2007, the total unrecognized compensation expense related to nonvested awards, including stock options, restricted shares and performance units, was $1.2 million pretax and the period over which it is expected to be recognized is approximately 1.7 years.

A summary of the Company's Plans as of July 1, 2007 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE GRANTED OPTION
Outstanding at June 27, 2004	1,643,831	$ 3.06	913,196	$ 3.00	
Canceled	(20,957)	2.50	—	—	
Granted	316,902	8.54	—	—	$ 5.33
Exercised	(59,200)	2.51	—	—	
Outstanding at July 3, 2005	1,880,576	$ 3.96	1,100,226	$ 2.92	
Canceled	(3,750)	8.54	—	—	
Granted	—	—	—	—	$ —
Exercised	(105,675)	3.43	—	—	
Outstanding at July 2, 2006	1,771,151	$ 3.94	1,573,119	$ 3.52	
Canceled	**(2,000)**	**8.54**	**—**	**—**	
Granted	**—**	**—**	**—**	**—**	**$ —**
Exercised	**(187,838)**	**4.25**	**—**	**—**	
Outstanding at July 1, 2007	**1,581,313**	**$ 3.90**	**1,581,313**	**$ 3.90**	

Stock Options

The following table summarizes information about stock options outstanding:

	OUTSTANDING OPTIONS				EXERCISABLE OPTIONS		
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT JULY 1, 2007	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE[1] (IN THOUSANDS)	NUMBER EXERCISABLE AT JULY 1, 2007	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE[1] (IN THOUSANDS)
$2.50 - $3.56	1,277,036	3.6	$ 2.79	$ 12,128	1,277,036	$ 2.79	$ 12,128
$5.72 - $8.54	304,277	7.2	8.54	1,141	304,277	8.54	1,141
	1,581,313	4.3	$ 3.90	$ 13,269	1,581,313	$ 3.90	$ 13,269

[1] *The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.*

The total intrinsic value of stock options exercised during the fiscal years ended July 1, 2007 and July 2, 2006 was $1.6 million and $1.2 million, respectively. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Stock option grants to individuals generally become exercisable over a service period of one to five years.

There were no stock options granted in the fiscal year ended July 1, 2007.

Performance Units and Restricted Stock

The Company made awards under the LTIP in January 2005. The Company's LTIP provides for the issuance of performance units, which will be settled in stock subject to the achievement of the Company's financial goals. Settlement will be made pursuant to a range of opportunities relative to net earnings. No settlement will occur for results below the minimum threshold and additional shares shall be issued if the performance exceeds the targeted goals. The compensation cost of performance units is subject to adjustment based upon the attainability of the target goals.

Upon achievement of the performance goals, restricted shares are awarded in the employee's name but are still subject to a two-year vesting condition. If employment is terminated (other than due to death or disability) prior to the vesting period, the shares are forfeited. Compensation expense is recognized over the performance period plus vesting period. The awards are treated as a liability award during the performance period and as an equity award once the performance targets are settled.

For the fiscal years ended 2007, 2006 and 2005 compensation expense related to the LTIP was $1.1 million, $757,000 and $203,000, respectively.

18. Legal Proceedings

On March 7, 2007, the Company filed a complaint in the Circuit Court of Missouri seeking payment of approximately $200,000 of unpaid invoices from a customer. The customer alleged that the Company had supplied defective connector assemblies. During the fourth quarter of fiscal 2007, the Company reached an agreement in principle with this customer to assist in the redesign of these assemblies. The agreement contemplates execution of a new contract to manufacture and sell the redesigned assemblies to the customer.

All prior outstanding invoices from the customer have been paid. The Company anticipates discharging its complaint upon execution of the new manufacturing agreement.

19. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is set forth below:

(in thousands, except per-share amounts)

FY2007	OCTOBER 1, 2006	DECEMBER 31, 2006	APRIL 1, 2007	JULY 1, 2007
Net sales	$ 49,900	$ 60,820	$ 59,619	$ 64,864
Cost of sales	39,243	48,314	48,657	53,194
Selling and administrative expense	5,991	6,800	6,728	6,750
Interest expense	651	564	557	469
Other (income) expense, net	44	(64)	(661)	(33)
Net earnings before income taxes	3,971	5,206	4,338	4,484
Income tax expense	1,560	2,009	1,495	1,592
Net earnings	$ 2,411	$ 3,197	$ 2,843	$ 2,892
Basic net earnings per share:				
Basic net earnings	$ 0.16	$ 0.21	$ 0.19	$ 0.19
Average shares outstanding	15,121	15,112	15,166	15,174
Diluted earnings per share:				
Diluted net earnings	$ 0.15	$ 0.20	$ 0.18	$ 0.18
Average diluted shares outstanding	16,058	16,008	16,049	16,007

FY2006	OCTOBER 2, 2005	JANUARY 1, 2006	APRIL 2, 2006	JULY 2, 2006
Net sales	$ 39,639	$ 48,147	$ 47,273	$ 55,030
Cost of sales	30,141	37,680	37,483	43,795
Selling and administrative expense	5,625	5,835	5,509	6,068
Interest expense	404	449	554	676
Other (income) expense, net	(33)	(114)	17	36
Net earnings before income taxes	3,502	4,297	3,710	4,455
Income tax expense	1,471	1,634	1,405	1,746
Net earnings	$ 2,031	$ 2,663	$ 2,305	$ 2,709
Basic net earnings per share:				
Basic net earnings	$ 0.13	$ 0.18	$ 0.15	$ 0.18
Average shares outstanding	15,084	15,149	15,187	15,203
Diluted earnings per share: Diluted net earnings	$ 0.13	$ 0.17	$ 0.14	$ 0.17
Average diluted shares outstanding	16,069	16,056	16,125	16,163

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934, as amended, Rule 13a-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of July 1, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, our management has concluded that, as of July 1, 2007, our internal control over financial reporting is effective based on its evaluation. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LaBarge, Inc.:

We have audited the accompanying consolidated balance sheets of LaBarge, Inc. and subsidiaries (the Company) as of July 1, 2007 and July 2, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended July 1, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBarge, Inc. and subsidiaries as of July 1, 2007 and July 2, 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended July 1, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123R "Share-Based Payment", effective July 4, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LaBarge, Inc. and subsidiaries' internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 31, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

St. Louis, Missouri
August 31, 2007

To the Board of Directors and Stockholders of LaBarge, Inc:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that LaBarge, Inc. and subsidiaries' maintained effective internal control over financial reporting as of July 1, 2007, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LaBarge, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that LaBarge, Inc. and subsidiaries' maintained effective internal control over financial reporting as of July 1, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, LaBarge, Inc. and subsidiaries' maintained, in all material respects, effective internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LaBarge, Inc. and subsidiaries as of July 1, 2007 and July 2, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended July 1, 2007, and our report dated August 31, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

St. Louis, Missouri
August 31, 2007

Board of Directors

Robert G. Clark ■ ●
Chairman of the Board
and Chief Executive Officer
Clayco, Inc.
St. Louis, Missouri

Thomas A. Corcoran ◆ ■ ●
President
Corcoran Enterprises, LLC
Potomac, Maryland

John G. Helmkamp, Jr. ◆
Retired
Formerly, Chairman of the Board
and Chief Executive Officer
Illinois State Bank and Trust
Alton, Illinois

Craig E. LaBarge
Chief Executive Officer
and President
LaBarge, Inc.
St. Louis, Missouri

Lawrence J. LeGrand ◆
Executive Vice President
Plancorp, Inc.
St. Louis, Missouri

Jack E. Thomas, Jr. ■ ●
President, Chief Executive Officer
and Chairman of the Board
Coin Acceptors, Inc.
St. Louis, Missouri

- ◆ Member of Audit Committee
- ■ Member of Human Resources Committee
- ● Member of Nominating Committee

Corporate Officers

Craig E. LaBarge
Chief Executive Officer and President

Randy L. Buschling
Vice President and Chief Operating Officer

Donald H. Nonnenkamp
Vice President, Chief Financial Officer
and Secretary

William D. Bitner
Vice President, Operations

Teresa K. Huber
Vice President, Operations

John R. Parmley
Vice President, Sales and Marketing

Stockholder Information

Corporate Offices

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800
www.labarge.com

Stock Exchange Information

LaBarge, Inc. Common Stock is listed and trades on the American Stock Exchange. The ticker symbol is LB.

Annual Meeting of Stockholders

LaBarge, Inc.'s 2007 Annual Meeting of Stockholders will be held at 4 p.m. on Wednesday, November 14, 2007 at the Ritz-Carlton, St. Louis, 100 Carondelet Plaza, Clayton, Missouri 63105. The formal notice of the meeting, proxy statement and proxy were mailed to stockholders with this annual report.

Independent Registered Public Accounting Firm

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102-1761

Transfer Agent and Registrar

LaBarge, Inc.'s stockholder records are maintained by its transfer agent, Registrar and Transfer Company. Inquiries relating to stockholder records, stock transfers, address changes, lost certificates and other administrative matters should be addressed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
www.rtco.com
800-368-5948 Toll-free call
info@rtco.com E-mail

Investor Inquiries

Copies of LaBarge, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, quarterly updates, news releases and other investor information are available at no charge by visiting www.labarge.com or contacting:

Colleen P. Clements
Director, Corporate Communications

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800, ext. 409
investorrelations@labarge.com



LaBarge inc

9900 Clayton Road
Saint Louis, Missouri 63124-1102
314-997-0800

www.labarge.com

END